UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

At the Annual General Meeting of Shareholders of Vuance Ltd., a company organized under the laws of Israel (the “Company”), held on September 12, 2010, the shareholders of the Company further to the Notice of Annual General Meeting of Shareholders and the Proxy Statement, dated August 4, 2010, resolved:

(1)	To approve the appointment of an independent accountant-auditor for fiscal year 2010;
(2)	To approve the election of non-"external" directors;
(3)	To approve the election of an "external" director;
(4)	To approve the increase of the Company's authorized share capital;
(5)	To approve the offering of Ordinary Shares to certain shareholders of the Company;
(6)	To approve an offer to certain creditors of the Company to convert the Company's debt to such creditors to Ordinary Shares;
(7)	To approve certain services agreements;
(8)	To approve the amendment of the Company's "2003 Share Option Plan";
(9)	To approve and ratify a certain issuance of Ordinary Shares and warrants;
(10)	To approve the directors and officers insurance policies; and
(11)	To approve that certain Letter of Exculpation and Indemnification to the Company’s directors and officers.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)
By: /s/ Ron Peer
Name: Ron Peer
Title: Chief Executive Officer

Date: September 15, 2010